EXHIBIT 3.5


                            SQUIRE, SANDERS & DEMPSEY
                               4900 SOCIETY CENTER
                                127 PUBLIC SQUARE
                            CLEVELAND, OH 44114-1304

                                 April 14, 2005

Van Kampen Funds Inc.
1221 Avenue of the Americas
New York, NY  10020

                Re: Van Kampen Unit Trusts, Municipals Series 556
                Ohio Insured Municipals Income Trust, Series 137

Gentlemen:

               You have requested our opinion as to the Ohio tax aspects of the Ohio Insured Municipals Income Trust, Series 137 (the "Ohio Trust"), which is part of the Van Kampen Unit Trusts, Municipal Series 556 (the "Fund"). We understand that the Fund is organized under the Trust Indenture and Agreement, dated the date hereof, between Van Kampen Funds Inc., as Depositor, The Bank of New York, as Trustee, Standard & Poor's Securities Evaluations, Inc., as Evaluator and Van Kampen Asset Management, as Supervisor. We further understand that (i) the Fund will issue Units of fractional undivided interests in several state trusts, including the Ohio Trust, (ii) the Units will be purchased by various investors ("Unitholders"), (iii) each Unit of the Ohio Trust represents a fractional undivided interest in the principal and net income of the Ohio Trust in the approximate ratio of one Unit for each $1,000 of principal amount of the obligations initially acquired by the Ohio Trust, and (iv) each state trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.

               In addition, we understand that (i) the Ohio Trust is comprised primarily of interest-bearing obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof ("Ohio Obligations"), or by the governments of Puerto Rico, the Virgin Islands or Guam ("Territorial Obligations"), (ii) at all times at least fifty percent of the value of the total assets of the Ohio Trust will consist of Ohio Obligations, or similar obligations of other states or their subdivisions (but not including the value of Territorial Obligations in the numerator for purposes of satisfying this fifty percent requirement), (iii) insurance guaranteeing the payment of all principal and interest on the Ohio Obligations and Territorial Obligations held by the Ohio Trust has been obtained by either the Sponsor or the Issuer or underwriter of the respective obligations, and (iv) distributions of interest received by the Ohio Trust will be made monthly. We further understand that, based on the opinion of bond counsel with respect to each issue of Ohio Obligations held or to be held by the Ohio Trust, rendered on the date of issuance thereof, interest on each such issue is excluded from gross income for federal income tax purposes under Section 103(a) of the Internal Revenue Code of 1986, as amended (the "Code"), its statutory predecessor or other provisions of federal law, provided that with respect to certain Ohio Obligations and Territorial Obligations, certain representations are accurate and covenants are satisfied.

               We understand that Chapman and Cutler has rendered an opinion that for federal income tax purposes the Ohio Trust will not be taxable as an association but will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1 of the Code; each Unitholder will be considered the owner of a pro rata portion of the Ohio Trust under Section 676(a) of the Code; the Ohio Trust itself will not be subject to federal income tax; each Unitholder will be considered to have received his pro rata share of interest on the underlying bonds in the Ohio Trust when it is received by the Ohio Trust; and each Unitholder will have a taxable event when the Ohio Trust disposes of an underlying obligation (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units.

               Based on the foregoing and upon an examination of such other documents and an investigation of such other matters of law as we have deemed necessary, we are of the opinion that under existing Ohio law:

               1. The Ohio Trust is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, school district or municipal income taxes in Ohio, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

               2. Distributions with respect to Units of the Ohio Trust ("Distributions") will be treated as the income of the Unitholders for purposes of the Ohio personal income tax, municipal and school district income taxes in Ohio, and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unitholder.

               3. Distributions properly attributable to interest on Ohio Obligations held by the Ohio Trust are exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

               4. Distributions properly attributable to interest on Territorial Obligations held by the Ohio Trust (the interest on which is exempt from state income taxes under the laws of the United States) are exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio, and provided such interest is excluded from gross income for federal income tax purposes, such Distributions are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

               5. Distributions properly attributable to proceeds paid under insurance policies, if any, to the Trustee of the Ohio Trust representing maturing or matured interest on defaulted obligations held by the Trust that are excluded from gross income for federal income tax purposes, will be exempt from Ohio personal income tax, and municipal and school district income taxes in Ohio, and will be excluded from the net income base of the Ohio corporation franchise tax.

               6. Distributions of profit made on the sale, exchange or other disposition by the Ohio Trust of Ohio Obligations, including Distributions of "capital gain dividends" as defined in Section 852(b)(3)(C) of the Code, properly attributable to the sale, exchange or other disposition of Ohio Obligations are exempt from Ohio personal income tax and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax.

               We have not examined any of the obligations to be deposited in the Ohio Trust and express no opinion as to whether such obligations, interest thereon, or gain from the sale or other disposition thereof would in fact be exempt from any federal or Ohio taxes if such obligations were held, or such interest or gain were received, directly by the Unitholder.

               We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-122795) relating to the Units referred to above, and to the reference to our firm as special Ohio tax counsel in said Registration Statement and in the Prospectus contained therein.

                                                       Respectfully submitted,

                                                       Squire, Sanders & Dempsey